Exhibit 99.1

NASDAQ Grants Ku6 Media’s Request for Temporary Exception to Listing Rules

BEIJING, China, April 14, 2016 — Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company,” NASDAQ: KUTV), a leading internet video company focused on User Generated Content in China, today announced that on April 13, 2016, the Company was notified by The NASDAQ Stock Market LLC (“NASDAQ”) that the hearings panel of NASDAQ (the “Hearing Panel”) had granted the Company’s request for a temporary exception to the listing rules, and the Company will continue its listing on the NASDAQ Global Market, subject to the condition that on or before July 13, 2016, the Company must have completed the previously announced “going private” transaction with its controlling shareholder, and taken steps to delist the Company’s American depositary shares (“ADSs”) from the NASDAQ Global Market. The Company is required to promptly inform the Hearing Panel of any material event that may delay the closing of the going private transaction, and the Hearing Panel may reconsider the terms of the exception based on any event, condition or circumstance that exists or develops. There can be no assurance that the Company will be able to comply with the conditions of the exception.

As previously announced, in February 2016, NASDAQ notified the Company of its determination to delist the ADSs based on the Company’s non-compliance with the US$1 minimum bid price requirement, the US$50,000,000 minimum market value requirement and the US$15,000,000 minimum market value of publicly held securities requirement. The Company appealed such determination and was granted a hearing before the Hearing Panel, which was held on March 31, 2016.

As previously announced on April 5, 2016, the Company entered into a definitive Agreement and Plan of Merger (the “Agreement”) with Shanda Investment Holdings Limited (“Parent”) and Ku6 Acquisition Company Limited, a wholly-owned subsidiary of Parent. Pursuant to the Agreement, Parent will acquire the Company for cash consideration equal to US$0.0108 per ordinary share of the Company or US$1.08 per ADS. If completed, the transactions contemplated by the Agreement (the “Transactions”) will result in the Company becoming a privately-held company and the ADSs will no longer be listed on the NASDAQ Global Market.

Additional Information about the Transactions

The Company has furnished to the Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the Transactions, which will include as an exhibit thereto the Agreement. All parties desiring details regarding the Transactions are urged to review these documents, which are available at the SEC’s website (http://www.sec.gov).

In connection with the Transactions, the Company will prepare and distribute a proxy statement to its shareholders. In addition, certain participants in the Transactions will prepare and distribute to the Company’s shareholders a Schedule 13E-3 transaction statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE TRANSACTIONS AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Transactions and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:

Ku6 Media Co., Ltd.

Building 6, Zhengtongchuangyi Centre

No. 18, XibaheXili, Chaoyang District,

Beijing 100028, People’s Republic of China

Phone: +86-10-5758-6813

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the Transactions. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the Transactions when they are filed with the SEC. Information regarding certain of these persons and their beneficial ownership of the Company’s Shares will be set forth in the Company’s Form 20-F. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the Transactions proceed.

About Ku6 Media Co., Ltd.

Ku6 Media Co., Ltd. (NASDAQ: KUTV) is a leading internet video company in China focused on User Generated Content (“UGC”). Through its premier online brand and online video website, www.ku6.com, Ku6 Media provides online video uploading and sharing services, video reports, information and entertainment in China. For more information about Ku6 Media, please visit http://ir.ku6.com.

Forward-looking Statements

This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. Forward-looking statements are not historical facts, but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of its control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Some of the risks and important factors that could affect the Company’s future results and financial condition include: there is substantial doubt as to our ability to continue as a going concern; we rely on Huzhong for substantially all of our revenues; our business models have experienced significant changes; we require a significant amount of cash to fund our operations; we cannot assure you that we can meet our working capital requirements or other capital needs through additional financings in amounts or on terms acceptable to us, or at all; continued competitive pressures in China’s internet video portal market; changes in technology and consumer demand in this market; regulatory changes in China with respect to the operations of internet video portal websites; the success of Ku6 Media’s ability to sell advertising and other services on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.

Contact:

For further information, please contact:

Ms. Wendy Xuan

Investor Relations Manager

Ku6 Media Co., Ltd.

Telephone: +86-10-5758-6819

ir@ku6.com